Rule 12g3-2(b) File No. ~~82-5490~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

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08001107

Date March 5, 2008
Contact Li Sulejmanagic

SUPPL

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5490~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

PROCESSED

MAR 1 2 2008

THOMSON FINANCIAL

Enclosure

- **Disclosure of shareholding of Banque Cantonale Vaudoise pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone   +41 58 360 96 06
Fax   +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com



Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, March 5, 2008 – According to information provided by Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on March 3, 2008, their purchase positions exceeded the 5 % threshold as at February 26, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 6.87 %

- 150 843 registered shares (1.06 %)
- 525 754 long call options with 525 754 (3.72 %) voting rights conferred [*)]
- 295 585 (written) short put options with 295 585 (2.09 %) voting rights conferred [*)]

Sale positions:

Percentage of voting rights from underlying shares: 19.25 %

- 1 706 832 short call options with 1 706 832 (12.07 %) voting rights conferred *)
- 1 015 209 long put options with 1 015 209 (7.18 %) voting rights conferred *)

The shareholder's contact person for the present notification is:

François Seydoux, Case postale 300, 1001 Lausanne

Tel 021 212 17 70, Fax 021 212 10 95

[*)] Based on a recommendation by SWX Swiss Exchange of January 8, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone   +41 58 360 96 96
Fax   +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 02	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

OC Oerlikon Management AG, Pfäffikon   Telephone +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

